FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                             For the month of March


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.





Media
Information

                                  24 March 2004

               BG Group completes purchase of El Paso Canada Inc.

BG Group today announced that it has completed the purchase of El Paso Oil and Gas Canada, Inc, from El Paso Corporation for a cash consideration of US$ 345.6 million.

The announcement that BG Group had agreed the purchase was made on 16 February 2004.

The assets held by the acquired company, which will now be called BG Canada Exploration and Production Inc. ("BG Canada"), include 630,000 acres of net undeveloped oil and gas acreage, which BG believes hold considerable exploration potential.

The company also holds producing assets, concentrated in four core areas in Alberta and British Columbia.

 There are matters discussed in this media information that are forward looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors which could cause actual results to differ from the forward looking statements, refer to the Company's annual report and accounts for the year ended 31 December 2002.

Notes to Editors:

The properties are located in the Western Canadian Sedimentary Basin, with the 630,000 acres of net undeveloped land representing 91% of the total land position. The Ryder Scott evaluated proved reserves of 132 billion cubic feet equivalent are concentrated in the four core areas of Bubbles and Ojay/Sundown (British Columbia) and Waterton and Copton (Alberta).

BG has four business segments - Exploration & Production, Liquefied Natural Gas, Transmission & Distribution and Power Generation. Active in some 20 countries on five continents, its core geographical areas are the UK, Kazakhstan, Egypt, Trinidad & Tobago, South America and India.
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Enquiries:

Communications      Trina Fahey / Jonathan
                    Miller / Chris Carter           +44 (0) 118 929 3717

Out of hours media pager:                           +44 (0)7693 309543

Investor Relations  Chris Lloyd/Brian
                    McCleery/Helen Parris           +44 (0) 118 929 3025


Website: www.bg-group.com

PR/10984

                                                                     Page 2 of 2



                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 24 March 2004                              By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary